UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87236Y 10 8
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario M5K IA2
(416) 982-8222

Copy to:
Ellen Patterson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS The Toronto-Dominion Bank

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF		264,719,332*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		264,719,332*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,719,332*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BK
* As described in the statement on Schedule 13D filed jointly by The Toronto-Dominion Bank and TD Discount Brokerage Holdings LLC on January 25, 2006 (the “Original Statement”), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the 2010 Proxy Statement for Annual Meeting of Stockholders (the “Ricketts Statement”), as of December 28, 2009 the Ricketts Parties beneficially owned, in the aggregate, 87,461,517 shares of Issuer Common Stock (as defined herein), representing approximately 15% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.
(1) Based on 576,070,620 shares of Issuer Common Stock outstanding as of July 31, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Discount Brokerage Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Discount Brokerage Acquisition LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Discount Brokerage Hedging LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Luxembourg International Holdings Sarl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		264,719,287*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		264,719,287*

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

264,719,287*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* As described in the statement on Schedule 13D filed jointly by The Toronto-Dominion Bank and TD Discount Brokerage Holdings LLC on January 25, 2006 (the “Original Statement”), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the 2010 Proxy Statement for Annual Meeting of Stockholders (the “Ricketts Statement”), as of December 28, 2009 the Ricketts Parties beneficially owned, in the aggregate, 87,461,517 shares of Issuer Common Stock (as defined herein), representing approximately 15% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.
(1) Based on 576,070,620 shares of Issuer Common Stock outstanding as of July 31, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.

Item 1. Security and Issuer
This Amendment No. 9 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006 and Amendment No. 8 thereto filed on February 5, 2009 (as amended, and as it may be further amended from time to time, this “Statement”), by The Toronto-Dominion Bank, TD Discount Brokerage Holdings LLC, TD Discount Brokerage Acquisition LLC and TD Discount Brokerage Hedging LLC with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 9 shall have the respective meanings herein as are ascribed to such terms in the Statement.
Item 2. Identity and Background
Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 9) as follows:
This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), TD Discount Brokerage Holdings LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TDDBH”), TD Discount Brokerage Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TDDBA”), TD Discount Brokerage Hedging LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TD Hedging”) and TD Luxembourg International Holdings Sarl, a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD (“TD LIH” and together with TD, TDDBH, TDDBA and TD Hedging, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2, the principal executive offices of TD Hedging, TDDBH and TDDBA are located at 31 W. 52nd Street, New York, New York 10019 and the principal executive office of TD LIH is located at 46A, Avenue John F. Kennedy, L-2951 Luxembourg, Grand-Duchy of Luxembourg.
The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.
During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On July 28, 2010, in exchange for 100% of the then outstanding equity interests in TD LIH, TD contributed all of the outstanding equity interests of TDDBH, TDDBA and TD Hedging to TD LIH. Immediately following this contribution, on July 28, 2010, each of TDDBH, TDDBA and TD Hedging was dissolved, and as of and from such time, the shares of Issuer Common Stock previously held by such entities have been held by TD LIH.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and supplemented by the following:

(a) and (b). As of August 6, 2010 after giving effect to the transfer and conveyance pursuant to the Contribution and Subscription Agreement described in Item 6 below, TD LIH was the record and beneficial owner of 264,719,287 shares of Issuer Common Stock, representing approximately 46.0% of the outstanding shares of Issuer Common Stock, and TDDBH, TDDBA and TD Hedging each ceased to be the beneficial owners of any shares of Issuer Common Stock. TD controls TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by such entity. Including such shares held by TD LIH and the shares beneficially owned by TD Asset Management Inc. (“TDAM”), as described below, as of August 6, 2010, TD was the beneficial owner of 264,719,332 shares of Issuer Common Stock, representing approximately 46.0% of the outstanding shares of Issuer Common Stock. Of the 264,719,332 shares of Issuer Common Stock beneficially owned by TD as of August 6, 2010, 45 shares are owned by certain clients of TDAM, an institutional investment manager and wholly-owned subsidiary of TD, and mutual funds advised by TDAM, all in the ordinary course of its investment management business, with respect to which TDAM holds sole voting and dispositive power (such shares, the “TDAM Shares”). The TDAM Shares are not subject to the provisions of, or included in the calculation of TD’s ownership limit under, the Stockholders Agreement.
Except for Mr. Clark, Mr. Bragg, Mr. Prezzano and Mr. Hatanaka, none of the individuals listed on Schedule I beneficially owns any shares of Issuer Common Stock. Mr. Clark beneficially owns 6,000 shares of Issuer Common Stock. Mr. Bragg beneficially owns 113,000 shares of Issuer Common Stock. Mr. Prezzano beneficially owns 47,958 shares of Issuer Common Stock. Mr. Hatanaka beneficially owns 3,000 shares of Issuer Common Stock.
(c) Except as otherwise specified in this Statement, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals listed on Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days.
(d) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule I hereto knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Issuer Common Stock beneficially owned by the Reporting Persons, other than customers of a Reporting Person over whose shares a Reporting Person may have investment discretion.
(e) On July 28, 2010, TDDBH, TDDBA and TD Hedging each filed a certificate of cancellation with the State of Delaware to cancel their respective Certificates of Formation. Following their dissolution, they ceased to be 5% beneficial owners of Issuer Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Statement is hereby amended and supplemented by the following:
On July 28, 2010, TD and TD LIH entered into a Contribution and Subscription Agreement whereby TD transferred and conveyed all of its rights, title and interest in TDDBH, TDDBA and TD Hedging to TD LIH in exchange for TD’s ownership interests in TD LIH. A copy of the Contribution and Subscription Agreement is filed as Exhibit 8 hereto. On July 28, 2010, TD LIH also entered into an Addendum to the Stockholders Agreement, pursuant to which TD LIH notified the Issuer of the transfer of Issuer Common Stock formerly held by TDDBH, TDDBA and TD Hedging to TD LIH and TD LIH agreed to be bound by the terms and conditions of the Stockholders Agreement. The Addendum to the Stockholders Agreement is filed as Exhibit 9 hereto.
As of August 6, 2010, the Issuer entered into Amendment No. 3 to the Stockholders Agreement (“Amendment No. 3”), dated as of June 22, 2005, among the Issuer, TD LIH, TD and the Ricketts Parties. Under Amendment No. 3: (i) TD has until January 24, 2014 to take all actions reasonably necessary to reduce its ownership in the Issuer to 45% of the outstanding common stock of the Issuer; (ii) TD is required to take all actions reasonably necessary to commence reduction of its ownership in the Issuer’s common stock and then continue such reduction for so long as such reduction can be executed at a price per share equal to or greater than TD’s then-applicable average carrying value per share of Issuer common stock; and (iii) in connection with stock repurchases by the Issuer, TD’s ownership interest in the Issuer will not exceed 48% of the outstanding common stock of the Issuer. Amendment No. 3 terminates on the earlier of January 24, 2014 or the termination of the Stockholders Agreement in accordance with its terms. Under the Stockholders Agreement, TD is permitted to exercise voting rights only with respect to 45% of the outstanding common stock of the Issuer (to the extent such shares are subject to the terms of the Stockholders Agreement).

While the TD Entities believe this description covers the material terms of Amendment No. 3, it is qualified in its entirety by reference to Amendment No. 3, a copy of which is included as Exhibit 10 of this Statement and incorporated herein by reference
Item 7. Material to be Filed as Exhibits
Item 7 of the Statement is hereby supplemented as follows:

Exhibit
Number	Description of Exhibit
7	Joint Filing Agreement
8	Contribution and Subscription Agreement
9	Addendum to the Stockholders Agreement
10	Amendment No. 3 Stockholders Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 13, 2010

THE TORONTO-DOMINION BANK
By:	/s/ Christopher A. Montague
	Name:	Christopher A. Montague
	Title:	Executive Vice President and General Counsel

TD DISCOUNT BROKERAGE HOLDINGS LLC
By:	/s/ Frank Tripodi
	Name:	Frank Tripodi
	Title:	Liquidating Trustee

TD DISCOUNT BROKERAGE ACQUISITION LLC
By:	/s/ Frank Tripodi
	Name:	Frank Tripodi
	Title:	Liquidating Trustee

TD DISCOUNT BROKERAGE HEDGING LLC
By:	/s/ Frank Tripodi
	Name:	Frank Tripodi
	Title:	Liquidating Trustee

TD LUXEMBOURG INTERNATIONAL HOLDINGS SARL
By:	/s/ Yves Sawaya
	Name:	Yves Sawaya
	Title:	Manager

SCHEDULE I
INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS
OF THE TD ENTITIES
Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

William E. Bennett	Corporate Director
(US Citizen)	55 West Monroe Street
Suite 2530
Chicago, Illinois 60603-5008

Hugh J. Bolton	Non-Executive Chair of the Board
(Canadian Citizen)	EPCOR Utilities Inc.
EPCOR Centre
1800-10065 Jasper Avenue. NW
Edmonton, Alberta
T5J 3B1

John H. Bragg	Chairman, President & Co-Chief Executive Officer
(Canadian Citizen)	Oxford Frozen Foods Limited
4881 Main St.
P.O. Box 220
Oxford, N.S.
B0M 1P0

W. Edmund Clark	President & Chief Executive Officer
(Canadian Citizen)	The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
66 Wellington Street West, 4th Floor, TD Bank Tower
Toronto, Ontario
M5K 1A2

Wendy K. Dobson	Professor and Co-Director
(Canadian Citizen)	Institute for International Business
Joseph L. Rotman School of Management
University of Toronto
105 St. George Street
Toronto, Ontario
M5S 3E6

Henry H. Ketcham	Chairman, President and Chief Executive Officer
(US and Canadian Citizen)	West Fraser Timber Co. Ltd.
Suite 501 — 858 Beatty Street
Vancouver, BC
V6B 1C1

Name	Present Principal Occupation or Employment and Address

Pierre H. Lessard	Executive Chairman of the Board
(Canadian Citizen)	METRO INC.
1002 Sherbrooke St. West
Suite 2200
Montreal, Quebec
H3A 3L6

Brian M. Levitt	Partner and Co-Chair
(Canadian Citizen)	Osler, Hoskin & Harcourt LLP
1000 De La Gauchetiere Street West
Suite 2100
Montreal, Quebec
H3B 4W5

Harold H. MacKay	Counsel
(Canadian Citizen)	MacPherson Leslie & Tyerman LLP
1500 — 1874 Scarth St.
Regina, Saskatchewan
S4P 4E9

Irene Miller	Chief Executive Officer
(US and Canadian Citizen)	Akim, Inc.
186 Riverside Drive #10E
New York, NY 10024

Nadir H. Mohamed	President and Chief Executive Officer
(Canadian Citizen)	Rogers Communications Inc.
333 Bloor Street East, 10th Floor
Toronto, Ontario
4W 1G9

Wilbur J. Prezzano	Corporate Director
(US Citizen)	28 Murray Blvd.
Charleston, South Carolina 29401-2350

Helen K. Sinclair	Chief Executive Officer
(Canadian Citizen)	BankWorks Trading Inc.
20 Adelaide Street East, Suite 400
Toronto, ON
M5C 2T6

Carole S. Taylor	Senior Advisor
(Canadian Citizen)	Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street PO Box 48600
Vancouver, BC
V7X 1T2

Name	Present Principal Occupation or Employment and Address

John M. Thompson	Non-Executive Chairman of the Board
(Canadian Citizen)	The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
66 Wellington Street West
4th floor, TD Bank Tower
Toronto, Ontario
M5K 1A2

EXECUTIVE OFFICERS

Riaz Ahmed	Group Head, Treasury, Corporate Development and Group Strategy
(Canadian Citizen)

Mark Russell Chauvin	Group Head and Chief Risk Officer
(Canadian Citizen)

William Edmund Clark	President and Chief Executive Officer
(Canadian Citizen)

Theresa Lynn Currie	Group Head, Marketing, Corporate and Public Affairs and People Strategies
(Canadian and U.S. Citizen)

Robert Edward Dorrance	Group Head Wholesale Banking
(Canadian Citizen)

Bernard Thomas Dorval	Group Head, Insurance and Global Development TD Bank Financial Group
(Canadian Citizen)

William Harry Hatanaka	Group Head Wealth Management
(Canadian Citizen)

Timothy David Hockey	Group Head, Canadian Banking, TD Bank Financial Group
(Canadian Citizen)

Colleen Mary Johnston	Group Head, Finance and Chief Financial Officer, Corporate Office
(Canadian Citizen)

Bharat Bhagwanji Masrani	Group Head, U.S. Personal and Commercial Banking
(Canadian and British Citizen)

Francis Joseph McKenna	Deputy Chair
(Canadian Citizen)

Michael Bo Pedersen	Group Head, Corporate Operations
(Canadian Citizen)

Name	Present Principal Occupation or Employment and Address

TD LUXEMBOURG INTERNATIONAL HOLDINGS SARL

DIRECTORS

Nicolas Horlait	Manager
(Belgian Citizen)	TD Luxembourg International Holdings Sarl
12 rue Espen,
L-5958 ITZIG, Luxembourg, Grand Duchy of Luxembourg

Yves Sawaya	Manager
(Egyptian Citizen)	TD Luxembourg International Holdings Sarl
Onstein 164,
1082 KN, Amsterdam, The Netherlands